Exhibit 21.1

Subsidiaries of the Registrant, as of December 31, 2015

Subsidiary	Jurisdiction of Organization

AMN Allied Services, LLC	Delaware

AMN Healthcare Allied, Inc.	Texas

AMN Healthcare, Inc.	Nevada

AMN Services, LLC	North Carolina

AMN Staffing Services, LLC	Delaware

Avantas, LLC	Nebraska

Linde Health Care Staffing, Inc.	Missouri

Locum Leaders, Inc.	Delaware

Medefis, Inc.	Delaware

Merritt, Hawkins & Associates, LLC	California

MillicanSolutions, LLC	Delaware

Nursefinders, LLC	Texas

O’Grady Peyton International (Europe) Limited	United Kingdom

O’Grady Peyton International (India) Private Limited	India

O’Grady Peyton International Recruitment U.K. Limited	United Kingdom

O’Grady-Peyton International (SA) (Proprietary) Limited	South Africa

O’Grady-Peyton International (USA), Inc.	Massachusetts

Onward Healthcare, LLC	Delaware

Rx Pro Health, LLC	Colorado

ShiftWise, Inc.	Oregon

Spectrum Insurance Company, Inc.	Hawaii

Staff Care, Inc.	Delaware

The First String Healthcare, Inc.	California